SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 June 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 24 June 2008
                   re:  Director/PDMR Shareholding

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                  24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mr. C.M. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                         24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mr. J.E. Daniels, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                       24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 18 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mr. M.E. Fairey, under the Lloyds TSB Group Shareplan, as follows:

9 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mr. A.G. Kane, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                               24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mrs. A.S. Risley, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

 Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                        24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mrs. C.F. Sergeant, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                    24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mr. G.T. Tate, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                              24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mr. T.J.W. Tookey, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                                                                                                                                                                                                                                                                                  Secretary’s Department           Direct line: 020-7356 2108

                                                                                                                                                                                                                                                                                                  25 Gresham Street                        Network: 7-400 2108

                                                                                                                                                                                                                                                                                                  London                                        Switchboard: 020-7626 1500

                                                                                                                                                                                                                                                                                                  EC2V 7HN                                   Facsimile: 020-7356 1038

                                                                                                                                                                                                                                                                                                                                                      Network Fax: 7-400 1038

                                                                                                                                                                                                                                                                                                                                                       email: mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                24th June, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 20th June, 2008, 47 shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 331.085p per share for Mrs. H.A. Weir, under the Lloyds TSB Group Shareplan, as follows:

38 "partnership shares"; and

           9 "matching shares".

The notification relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     24 June 2008